Exhibit (a)(5)(C)

February 26, 2003

Madeline Hopkins	Internet
(610) 341-4357	www.sungard.com

SUNGARD EXTENDS TENDER OFFER FOR SHARES OF CAMINUS CORPORATION

Wayne, PA – SunGard Data Systems Inc. (NYSE:SDS) announced today that it has extended its pending cash tender offer for all outstanding shares of common stock of Caminus Corporation (Nasdaq:CAMZ) at a price of $9.00 per share in cash until 12:00 midnight, New York City time, on Monday, March 24, 2003, unless further extended. The tender offer was previously scheduled to expire at 12:00 midnight, New York City time, on Wednesday, February 26, 2003. Except for this extension, the terms and conditions of the tender offer remain in effect and unchanged.

The tender offer is being extended because the waiting period applicable to SunGard under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), has not expired or been terminated. As previously disclosed in the Offer to Purchase relating to the tender offer, on February 6, 2003, SunGard received a request for additional information (also known as a second request) from the United States Department of Justice in connection with its pending tender offer to acquire all outstanding shares of Caminus. The second request extends the waiting period for regulatory review under the HSR Act until 10 days after SunGard complies with the second request, unless the process is terminated earlier by the Department of Justice. SunGard is working to comply with the second request promptly. Although SunGard cannot predict at this time to what extent, if any, compliance with the second request and the extended waiting period will delay the expiration date of the tender offer, it still estimates that the transaction will be completed in the first quarter of 2003. Any notice of a further extension of the tender offer period will be made by public announcement not later than 9:00 a.m., New York City time, on Tuesday, March 25, 2003.

SunGard has been advised by Wells Fargo Bank Minnesota, N.A., the depositary for the tender offer, that as of the closing of business on Wednesday, February 26, 2003, approximately 14,314,640 shares of common stock of Caminus had been tendered and not withdrawn.

Additional Information and Where to Find It

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Caminus shares. The tender offer is only being made through an offer to purchase, letter of transmittal and related tender offer materials. SunGard has filed these tender offer materials with the Securities and Exchange Commission, and Caminus has filed a solicitation/recommendation statement with respect to the offer. The tender offer materials and the solicitation/recommendation statement contain important information. Stockholders of Caminus are urged to read this information carefully before making any decisions about the tender offer. The tender offer materials, certain other offer materials, and the solicitation/recommendation statement have been sent free of charge to all stockholders of Caminus. All of these materials are also available free of charge at the SEC’s Web site at www.sec.gov or by contacting the information agent for the tender offer, D.F. King & Co., Inc., at 212-269-5550 or 800-848-3416.

About SunGard

SunGard is a global leader in integrated IT solutions for financial services. SunGard is also the pioneer and leading provider of information availability services. SunGard serves more than 20,000 clients in over 50 countries, including 47 of the world’s 50 largest financial services institutions. SunGard (NYSE:SDS) is a member of the S&P 500 and has annual revenues of more than $2 billion. Visit SunGard at www.sungard.com.

SunGard Forward Looking Statements

Statements about the expected timing of the acquisition, and all other statements in this release other than historical facts are forward-looking statements. These statements are subject to risks and uncertainties that may change at any time, and, therefore, actual results may differ materially from expected results due to a variety of factors, including but not limited to, the satisfaction of the conditions to closing of the tender offer and the merger.

Trademark Information: SunGard and the SunGard logo are trademarks or registered trademarks of SunGard Data Systems Inc. or its subsidiaries in the U.S. and other countries. All other trade names are trademarks or registered trademarks of their respective holders.

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